FOR IMMEDIATE RELEASE

G. Willi-Food international Reports the results of first quarter 2026 gross profit increased by 9.7% over comparable period in 2025

YAVNE, Israel – May 26, 2026 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter Fiscal Year 2026

•	Sales increased by 8.3% to NIS 157.0 million (US$ 49.6 million) from NIS 144.8 million (US$ 45.8 million) in the first quarter of 2025.

•	Gross profit increased by 9.7% year-over-year to NIS 49.0 million (US$ 15.5 million).

•	Operating profit for the first quarter of 2026 is NIS 20.0 million (US$ 6.3 million).

•	Net profit increased by 3.0% year-over-year to NIS 20.1 million (US$ 6.3 million).

•	Basic earnings per share of NIS 1.44 (US$ 0.5).

•	Cash and cash equivalents balance of NIS 274.1 million (US$ 86.6 million) as of March 31, 2026.

Management Comment

Zwi Williger Chairman and Joseph Williger CEO, commented: “We are pleased to begin 2026 with a strong first quarter, reflecting continued growth in both sales and profitability, driven by the consistent execution of our strategic plan.

During the quarter, we remained focused on a more profitable product mix, while ensuring high product availability to support growing demand and further strengthen our relationships with customers and suppliers. In addition, the appreciation of the NIS against the U.S. dollar and the Euro supported our cost structure as an importer, enabling us to offer competitive pricing and deliver strong value to consumers.

We continue to advance the construction of our new refrigerated logistics center. However, due to delays resulting from the ongoing war situation, the expected completion and commencement of operations of the facility is currently anticipated during the fourth quarter of 2026. We believe the new logistics center will support the Company’s future growth and improve its operational efficiency.

Looking ahead, we remain optimistic and confident in our ability to continue generating sustainable growth and long-term value for our shareholders.

First Quarter Fiscal 2026 Summary

Sales for the first quarter of 2026 increased by 8.3% to NIS 157.0 million (US$ 49.6 million) from NIS 144.8 million (US$ 45.8 million) recorded in the first quarter of 2025. The increase in sales was attributed to improved product availability for customers and growing demand for the company's products.

Gross profit for the first quarter of 2026 increased by 9.7% to NIS 49.0 million (US$ 15.5 million), or 31.2% of revenues, from NIS 44.6 million (US$ 14.1 million), or 30.8% of revenues recorded in the first quarter of 2025. The increase in gross profit and gross profit margin was primarily attributable to the increase in sales, improved purchase prices of the Company’s products, resulting in part from the strengthening of the NIS against the U.S. dollar and the Euro, and the Company’s focus on selling a more profitable product portfolio.

Selling expenses for the first quarter of 2026 increased by 22.0% to NIS 20.9 million (US$ 6.6 million), or 13.3% of revenues, compared to NIS 17.1 million (US$ 5.4 million), or 11.8% of revenues, recorded in the first quarter of 2025. The increase was mainly due to an increase in advertising.

General and administrative expenses for the first quarter of 2026 increased by 6.4% to NIS 8.0 million (US$ 2.5 million), or 5.1% of revenues, from NIS 7.6 million (US$ 2.4 million), or 5.2% of revenues, recorded in the first quarter of 2025. The increase was primarily driven by higher payroll expenses.

Operating profit for the first quarter of 2026 was NIS 20.0 million (US$ 6.3 million), or 12.8% of revenues, remaining at the same level as in the first quarter of 2025.

Financial income, net increased to NIS 5.7 million (US$ 1.8 million) recorded in the first quarter of 2026 compared to NIS 5.2 million (US$ 1.6 million) in the first quarter of 2025. Financial income, net for the first quarter of 2026 comprised mainly of income from revaluation of the Company’s portfolio of securities to a fair value in an amount of NIS 2.9 million (US$ 0.9 million) and interest and dividend income from the Company’s portfolio of securities in an amount of NIS 2.8 million (US$ 0.9 million).

Income before taxes in the first quarter of 2026 was NIS 25.7 million (US$ 8.1 million) compared to NIS 25.1 million (US$ 7.9 million) in the first quarter of 2025.

Net profit in the first quarter of 2026 was NIS 20.1 million (US$ 6.3 million), or NIS 1.44 (US$ 0.5) per share, compared to NIS 19.5 million (US$ 6.2 million), or NIS 1.41 (US$ 0.5) per share, recorded in the first quarter of 2025.

Willi-Food ended the first quarter of 2026 with NIS 274.1 million (US$ 86.6 million) in cash and securities. Net cash from operating activities for the first quarter of 2026 was NIS 22.4 million (US$ 7.1 million).

Willi-Food’s shareholders’ equity at the end of March 2026 was NIS 653.8 million (US$ 206.6 million).

NOTE A: NIS to US$ exchange rate used for convenience only

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2026, with U.S. $1.00 equal to NIS 3.165 The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month period ended March 31, 2026, are presented in accordance with International Financial Reporting Standards (“IFRS”).

About G. Willi-Food International Ltd.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel’s leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company’s operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected sales, operating results, and earnings. Forward-looking statements include statements regarding the commercial terms with customers and suppliers and timing of construction of the Company’s new logistics center and its expected benefits. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: the inability to improve commercial terms with customers and suppliers: delays in the construction of the Company’s new logistics center and the risk that its expected benefits will not be materialized, inability to sustain improvements and growth in the future; monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in political, economic and military conditions in Israel, particularly the recent war in Israel. Economic conditions in the Company's core markets, delays and price increases due to the attacks on global shipping routes in the Red Sea, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 24, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 2 6	2 0 2 5	2025	2 0 2 6	2 0 2 5	2025
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	145,483	116,870	124,158	45,966	36,926	39,228
Financial assets at fair value through profit or loss	128,636	117,120	124,591	40,643	37,005	39,365
Trade receivables, Net	181,738	172,919	181,762	57,421	54,635	57,429
Other receivables and prepaid expenses	3,967	7,287	2,244	1,253	2,302	709
Inventories, Net	92,313	123,152	94,074	29,167	38,911	29,723
Current tax assets	1,823	-	1,585	576	-	501
Total current assets	553,960	537,348	528,414	175,026	169,779	166,955

Non-current assets
Property, plant and equipment	212,426	179,515	201,692	67,117	56,719	63,726
Less -Accumulated depreciation	65,009	59,679	63,468	20,540	18,856	20,053
	147,417	119,836	138,224	46,577	37,863	43,673

Right of use asset	3,914	4,838	4,562	1,237	1,529	1,441
Financial assets at fair value through profit or loss	42,084	50,332	49,067	13,297	15,903	15,503
Goodwill	36	36	36	11	11	11
Total non-current assets	193,451	175,042	191,889	61,122	55,306	60,628

	747,411	712,390	720,303	236,148	225,085	227,583
EQUITY AND LIABILITIES

Current liabilities
Current maturities of lease liabilities	2,123	1,939	2,191	671	613	692
Short-term credit from banks	4,121	-	-	1,302	-	-
Trade payables	25,364	35,047	23,291	8,014	11,073	7,359
Employees Benefits	6,974	5,904	4,861	2,204	1,865	1,536
Other payables and accrued expenses	39,594	52,916	17,438	12,510	16,719	5,510
Total current liabilities	78,176	95,806	47,781	24,701	30,270	15,097

Non-current liabilities
Lease liabilities	2,210	2,730	2,739	698	863	865
Deferred taxes	11,864	9,706	13,331	3,748	3,067	4,212
Retirement benefit obligation	1,361	1,102	1,361	430	349	430
Total non-current liabilities	15,435	13,538	17,431	4,876	4,279	5,507

Shareholders' equity
Share capital	1,492	1,491	1,492	471	471	471
Additional paid in capital	175,288	173,614	174,700	55,383	54,854	55,197
Remeasurement of the net liability in respect of defined benefit	(256)	(256)	(256)	(81)	(81)	(81)
Capital fund	247	247	247	78	78	78
Retained earnings	477,657	428,578	479,536	150,918	135,412	151,512
Treasury shares	(628)	(628)	(628)	(198)	(198)	(198)
Equity attributable to owners of the Company	653,800	603,046	655,091	206,571	190,536	206,979

	747,411	712,390	720,303	236,148	225,085	227,583

(*)       Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	156,891	144,843	49,571	45,764
Cost of sales	107,939	100,215	34,104	31,664

Gross profit	48,952	44,628	15,467	14,100

Operating costs and expenses:
Selling expenses	20,884	17,111	6,598	5,406
General and administrative expenses	8,043	7,558	2,541	2,388

Operating profit	20,025	19,959	6,328	6,306

Financial income	6,114	5,491	1,932	1,735
Financial expense	(395)	(320)	(125)	(101)

Total financial income	5,719	5,171	1,807	1,634

Income before taxes on income	25,744	25,130	8,135	7,940

Taxes on income	(5,661)	(5,625)	(1,789)	(1,777)

Profit for the period	20,083	19,505	6,346	6,163

Earnings per share:
Basic earnings per share	1.44	1.41	0.46	0.44
Diluted earnings per share	1.44	1.39	0.46	0.44

Shares used in computation of basic EPS	13,906,412	13,877,447	13,906,412	13,877,447
Shares used in computation of diluted EPS	13,913,507	13,988,885	13,913,507	13,988,885
Actual number of shares	13,906,412	13,877,447	13,906,412	13,877,447

(*)       Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Three months ended
	March 31,		March 31,
	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5
	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	20,083	19,505	6,346	6,163
Adjustments to reconcile net profit to net cash from continuing operating activities (Appendix A)	2,311	(19,194)	730	(6,064)
Net cash from continuing operating activities	22,394	311	7,076	99

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(1,049)	(529)	(331)	(167)
Acquisition of property plant and equipment under construction	(9,685)	(10,769)	(3,060)	(3,403)
Proceeds from sale of marketable securities, net	6,072	5,140	1,918	1,624
Net cash used in continuing investing activities	(4,662)	(6,158)	(1,473)	(1,946)

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(597)	(580)	(189)	(183)
Short term credit from banks	4,121	-	1,302	-
Net cash from (used in) continuing financing activities	3,524	(580)	1,113	(183)

Increase (decrease) in cash and cash equivalents	21,256	(6,427)	6,716	(2,031)
Cash and cash equivalents at the beginning of the year	124,158	122,938	39,228	38,843
Exchange gains on cash and cash equivalents	69	359	22	113
Cash and cash equivalents at the end of the year	145,483	116,870	45,966	36,925

(*)       Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS – OPERATING ACTIVITIES:

A.	Adjustments to reconcile net profit to net cash from continuing operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 2 6	2 0 2 5	2 0 2 6	2 0 2 5
	NIS		US dollars (*)
	(in thousands)
Decrease in deferred income taxes	(1,467)	(182)	(464)	(58)
Unrealized gains on marketable securities	(3,133)	(1,561)	(990)	(493)
Depreciation and amortization	1,541	(**) 1,330	487	(**) 421
Depreciation expense on right-to-use assets	648	(**) 525	205	(**) 165
Stock based payment	588	552	186	174
Exchange gains on cash and cash equivalents	(69)	(359)	(22)	(113)

Changes in assets and liabilities:
Increase in trade receivables and other receivables	1,914	1,469	605	464
Decrease (Increase) in inventories	1,761	(24,918)	556	(7,873)
Increase in trade payables, other payables and other current liabilities	4,380	6,166	1,384	1,949
Cash generated from (used in) operations	6,163	(16,978)	1,947	(5,364)
Income tax paid	(3,852)	(2,216)	(1,217)	(700)
Net cash flows from (used in) operating activities	2,311	(19,194)	730	(6,064)

(*)   Convenience Translation into U.S. Dollars.

(**) Reclassified

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi - Food International Ltd.

Yitschak Barabi, Chief Financial Officer

(+972) 8-932-1000

itsik.b@willi-food.co.il

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